UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2015

Commission File Number: 001-33766

_______________________

AGRIA CORPORATION

_______________________

9th Floor, Phase 1, Austin Tower

22-26A Austin Avenue, Tsim Sha Tsui, Kowloon

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

AGRIA CORPORATION

FORM 6-K

TABLE OF CONTENTS

SIGNATURE

Exhibit Index

Exhibit 99.1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Agria Corporation

By:	/s/ Guanglin Lai
Name: Guanglin Lai
Title: Director, as duly authorized signatory

Date: February 27, 2015

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press Release